Exhibit 99.2

TRADING DATA

1981 Investments LLC

Shares of Common Stock Sold	Weighted Average Price Per Share	Date of Sale

286,050	$21.0522	03/14/2016
217,963	$20.7843	03/15/2016
332,445	$20.7450	03/16/2016

The above transactions were effected in the open market.